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                                                                    Exhibit 23.3

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
ANR Holdings, LLC:

We consent to the use of our report dated November 19, 2004, with respect to the combined balance sheets of ANR Fund IX Holdings, L.P. and Alpha NR Holding, Inc. and subsidiaries (the Company or Successor) as of September 30, 2004, and December 31, 2003 and 2002, and the related combined statements of operations, stockholder's equity and partners' capital, and cash flows for the nine months ended September 30, 2004, the year ended December 31, 2003, and the period from December 14, 2002 to December 31, 2002 (Successor Periods), and the combined statements of operations, shareholder's equity, and cash flows for the period from January 1, 2002 to December 13, 2002, and the year ended December 31, 2001 (Predecessor Periods), included herein and to the references to our firm under the headings "Experts", "Summary Historical and Pro Forma Financial Data" and "Selected Historical Financial Data" in the prospectus.

Our report dated November 19, 2004 contains an explanatory paragraph that states that effective December 13, 2002, the Company acquired the majority of the Virginia coal operations of Pittston Coal Company, a subsidiary of The Brink's Company (formerly known as The Pittston Company), in a business combination accounted for as a purchase. As a result of the acquisition, the combined financial information for the periods after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.


/s/ KPMG LLP

KPMG LLP


Roanoke, Virginia
January 31, 2005